================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                                 --------------

                               MKTG SERVICES, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

   COMMON STOCK, $.01 PAR VALUE                            570907105
   ----------------------------                          ------------
  (Title of class of securities)                        (CUSIP number)

                      GENERAL ELECTRIC CAPITAL CORPORATION,
                260 LONG RIDGE ROAD, STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
                           ATTENTION: GENERAL COUNSEL

--------------------------------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notices and communications)

                               DECEMBER 10, 2003
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

================================================================================

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         570907105                                           13D                                Page 2 of
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                          13-1500700
---------------------- -------------------------------------------------------------------------------------------------------- ----
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                                (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -------------------------------------------------------------------------------------------------------- ----
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                      [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    304,822 (SEE ITEM 5)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               304,822 (SEE ITEM 5)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  304,822 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------------------------------------- ----
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

---------------------- -------------------------------------------------------------------------------------------------------- ----
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    23.2% (SEE ITEM 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         570907105                                           13D                                Page 3 of
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                           06-1109503
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                                (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                      [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 CAPITAL SERVICES, INC.
---------------------- ---------------------------------------------------------------------------------------------------- --------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]
---------------------- ---------------------------------------------------------------------------------------------------- --------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           NOT APPLICABLE (SEE 11 ABOVE)
---------------------- ------------------------------------------------------------------------- -----------------------------------
         14            TYPE OF REPORTING PERSON:                                                 CO
---------------------- ------------------------------------------------------------------------- -----------------------------------


                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         570907105                                           13D                     Page 4 of
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                    14-0689340
                       PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                                (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                      [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 COMPANY
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 NOT APPLICABLE (SEE 11
                                                                                                           ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- --------------------------------------------------


           This Amendment No. 11, amends the Schedule 13D filed on January 5, 1998, as amended, and is filed by General Electric Capital Corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE")(collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of MKTG Services, Inc. (the "Company").

ITEMS 2.  IDENTITY AND BACKGROUND.

           (a) - (c) The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE Capital, GECS and GE are set forth on Schedules I, II and III attached hereto, respectively.

           (d) - (e) Except as set forth in Schedules I, II and III attached hereto, during the last five years none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their directors or executive officers has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           (f) Except as set forth on Schedules I, II and III attached hereto, to the knowledge of GE Capital, GECS and GE, all of their executive officers and directors are U.S. citizens.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is supplemented as follows:

           On December 10, 2003, GE Capital transmitted a Form 144 for filing with the Securities and Exchange Commission indicating its intention to sell an aggregate of 90,430 shares of Common Stock (which amount is inclusive of the sales disclosed in Item 5(c) of this Amendment No. 11).

           GE Capital intends to review its investment in the Common Stock and Warrants on a regular basis and as a result thereof may, (i) at any time or from time to time, exercise the Warrants in whole or in part, or (ii) at any time or from time to time, dispose of all or a portion of the Common Stock or Warrants (or shares of Common Stock issuable upon exercise thereof). Except as set forth above, neither GE Capital, GECS nor GE has any plans or proposals which relate to or would result in the type of transactions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 11 are incorporated herein by reference.

           As of December 11, 2003, GE Capital beneficially owned in the aggregate 304,822 shares of Common Stock representing approximately 23.2% of the outstanding shares of Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act to equal the number of shares outstanding as of November 7, 2003 (i.e., 1,092,367 shares), as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, plus the number of shares of Common Stock for which GE Capital has the right to acquire). The shares beneficially owned by GE Capital include the right to acquire 222,292 shares of Common Stock pursuant to a warrant.

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any shares of Common Stock of the Company.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 11 and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) On December 10, 2003, GE Capital sold an aggregate of 5,000 shares of Common Stock for an average sales price of $6.482 per share pursuant to Rule 144 under the Securities Act of 1934, as amended, on the Nasdaq small cap. On December 11, 2003, GE Capital sold an aggregate of 2,900 shares of Common Stock for an average sales price of $6.2631 per share pursuant to Rule 144 under the Securities Act of 1934, as amended, on the Nasdaq small cap.

           (d) Not applicable.

           (e) Not applicable.

           Neither the filing of this Amendment No. 11 nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 -    Power of Attorney appointing Frank Ertl as agent and
               attorney-in-fact for General Electric Capital Services, Inc.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2003


                                  GENERAL ELECTRIC CAPITAL CORPORATION


                                  By:  /s/  Frank Ertl
                                       -----------------------------------------
                                       Name: Frank Ertl
                                       Title: Department Operations Manager


                                  GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                  By:  /s/  Frank Ertl
                                       -----------------------------------------
                                       Name:  Frank Ertl
                                       Title: Attorney-in-fact


                                  GENERAL ELECTRIC COMPANY


                                  By:  /s/  Peter Muniz
                                       -----------------------------------------
                                       Name:  Peter Muniz
                                       Title: Attorney-in-fact*



* Power of attorney previously filed with the Securities and Exchange Commission as Exhibit 2 to Amendment 10 to Schedule 13D.

                                  EXHIBIT INDEX

Exhibit No.

Exhibit 1 -    Power of Attorney appointing Frank Ertl as agent and
               attorney-in-fact for General Electric Capital Services, Inc.

                   SCHEDULE I TO AMENDMENT 11 TO SCHEDULE 13D
                   ------------------------------------------

                  Filed by General Electric Capital Corporation

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

           Set forth below are the name and title of each director and executive officer of General Electric Capital Corporation. The business address of each director and executive officer is c/o General Electric Capital Corporation, 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States.


DIRECTORS

David L. Calhoun              Jeffrey R. Immelt           Ronald R. Pressman
James A. Colica               Robert A. Jeffe             John M. Samuels
Dennis D. Dammerman           John H. Myers               Keith S. Sherin
Michael D. Fraizer            Michael A. Neal             Robert C. Wright
Arthur H. Harper              David R. Nissen
Benjamin W. Heineman, Jr.     James A. Parke

EXECUTIVE OFFICERS

Dennis D. Dammerman           Chairman
Michael D. Fraizer            President
Arthur H. Harper              President
Michael A. Neal               President
David R. Nissen               President
James A. Parke                Vice Chairman and Chief Financial Officer
Ronald R. Pressman            Executive Vice President
Kathryn A. Cassidy            Senior Vice President, Corporate Treasury and
                                Global Funding Operation
James A. Colica               Senior Vice President, Global Risk Management
Richard D'Avino               Senior Vice President, Taxes
Robert L. Lewis               Senior Vice President, Structured Finance Group
Philip D. Ameen               Senior Vice President and Controller
Brian T. McAnaney             Vice President, General Counsel and Secretary

                   SCHEDULE II TO AMENDMENT 11 TO SCHEDULE 13D
                   -------------------------------------------

                Filed by General Electric Capital Services, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

           Set forth below are the name and title of each director and executive officer of General Electric Capital Services, Inc. The business address of each director and executive officer is c/o General Electric Capital Services, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States.


DIRECTORS

David L. Calhoun                 Jeffrey R. Immelt       Ronald R. Pressman
James A. Colica                  Robert A. Jeffe         John M. Samuels
Dennis D. Dammerman              John H. Myers           Keith S. Sherin
Michael D. Fraizer               Michael A. Neal         Robert C. Wright
Arthur H. Harper                 David R. Nissen
Benjamin W. Heineman, Jr.        James A. Parke

EXECUTIVE OFFICERS

Dennis D. Dammerman             Chairman of the Board
Michael D. Fraizer              President
Arthur H. Harper                President
Michael A. Neal                 President
David R. Nissen                 President
James A. Parke                  Vice Chairman and Chief Financial Officer
Ronald R. Pressman              Executive Vice President
Kathryn A. Cassidy              Senior Vice President, Corporate Treasury
                                  and Global Funding Operation
James A. Colica                 Senior Vice President, Global Risk
                                  Management
Richard D'Avino                 Senior Vice President, Taxes
Philip D. Ameen                 Senior Vice President and Controller
Steven F. Kluger                Senior Vice President, Capital Markets
Brian T. McAnaney               Vice President, General Counsel and
                                  Secretary

                  SCHEDULE III TO AMENDMENT 11 TO SCHEDULE 13D
                  --------------------------------------------

                        Filed by General Electric Company

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                    DIRECTORS

                                          PRESENT                                  PRESENT
NAME                                      BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                                      ----------------                         --------------------

J.I. Cash, Jr.                            General Electric Company                 Former Professor of Business
                                          3135 Easton Turnpike                     Administration-Graduate School
                                          Fairfield, CT  06828                     of Business Administration,
                                                                                   Harvard University

D.D. Dammerman                            General Electric Company                 Vice Chairman of the Board and
                                          3135 Easton Turnpike                     Executive Officer, General Electric
                                          Fairfield, CT 06828                      Company; Chairman, General Electric
                                                                                   Capital Services, Inc.


A.M. Fudge                                Young & Rubicam, Inc.                    Chairman and Chief Executive Officer,
                                          285 Madison Avenue                       Young & Rubicam, Inc.
                                          New York, NY 10017

C.X. Gonzalez                             Kimberly-Clark de Mexico,                Chairman of the Board and Chief
                                          S.A. de C.V. Jose Luis                   Executive Officer, Kimberly-Clark
                                          Lagrange 103, Tercero Piso               de Mexico, S.A. de C.V.
                                          Colonia Los Morales
                                          Mexico, D.F. 11510, Mexico

J.R. Immelt                               General Electric Company                 Chairman of the Board and
                                          3135 Easton Turnpike                     Chief Executive Officer,
                                          Fairfield, CT 06828                      General Electric Company


A. Jung                                   Avon Products, Inc.                      Chairman and Chief Executive
                                          1345 Avenue of the Americas              Officer, Avon Products, Inc.
                                          New York, NY  10105

A.G. Lafley                               The Procter & Gamble Company             Chairman of the Board,
                                          1 Procter & Gamble Plaza                 President and Chief Executive,
                                          Cincinnati, Oh  45202-3315               The Procter & Gamble Company


                                     III-1

K.G. Langone                              Invemed Associates, Inc.                 Chairman, President and
                                          375 Park Avenue                          Chief Executive Officer,
                                          New York, NY  10152                      Invemed Associates, Inc.

R.S. Larsen                               Johnson & Johnson                        Former Chairman and Chief
                                          100 Albany Street                        Executive Officer
                                          Suite 200
                                          New Brunswick, NJ  08901

R.B. Lazarus                              Ogilvy & Mather Worldwide                Chairman and Chief Executive
                                          309 West 49th Street                     Officer
                                          New York, NY 10019-7316

S. Nunn                                   King & Spalding                          Partner, King & Spalding
                                          191 Peachtree Street, N.E.
                                          Atlanta, Georgia 30303

R.S. Penske                               Penske Corporation                       Chairman of the Board and President,
                                          2555 Telegraph Road                      Penske Corporation
                                          Bloomfield Hills, MI  48302-0954

G.L. Rogers                               General Electric Company                 Vice Chairman of the Board and
                                          3135 Easton Turnpike                     Executive Officer, General
                                          Fairfield, CT 06828                      Electric Company

A.C. Sigler                               Champion International Corporation       Retired Chairman of the Board and
                                          1 Champion Plaza                         CEO and former Director, Champion
                                          Stamford, CT 06921                       International Corporation

R.J. Swieringa                            S.C. Johnson Graduate School             Anne and Elmer Lindseth Dean
                                          Cornell University                       and Professor of Accounting
                                          207 Sage Hall
                                          Ithaca, NY  14853-6201

D.A. Warner III                           J. P. Morgan Chase & Co.,                Former Chairman of the Board
                                          The Chase Manhattan Bank and
                                          Morgan Guaranty Trust Co.
                                          of New York
                                          345 Park Avenue
                                          New York, NY 10154

R.C. Wright                               National Broadcasting Company, Inc.      Vice Chairman of the Board and
                                          30 Rockefeller Plaza                     Executive Officer, General Electric
                                          New York, NY 10112                       Company; Chairman and Chief Executive
                                                                                   Officer, National Broadcasting Company, Inc.

                                               Citizenship
                                              -----------

                                          C. X. Gonzalez    Mexico
                                          Andrea Jung       Canada
                                          All Others        U.S.A.


                                     III-2

                               EXECUTIVE OFFICERS

                                          PRESENT                                  PRESENT
NAME                                      BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                                      ----------------                         --------------------

J.R. Immelt                               General Electric Company                 Chairman of the Board and
                                          3135 Easton Turnpike                     Chief Executive Officer
                                          Fairfield, CT 06828

P.D. Ameen                                General Electric Company                 Vice President and Comptroller
                                          3135 Easton Turnpike
                                          Fairfield, CT 06828

Ferdinando Beccalli                       General Electric Company                 Senior Vice President - Europe
                                          3135 Easton Turnpike
                                          Fairfield, CT 06828

C. T. Begley                              General Electric Company                 Vice President - GE Transportation Systems
                                          2901 East Lake Road
                                          Erie, PA  16531

D.L. Calhoun                              General Electric Company                 Senior Vice President - GE Aircraft Engines
                                          1 Neumann Way
                                          Cincinnati, OH  05215

J.P. Campbell                             General Electric Company                 Senior Vice President - GE Consumer Products
                                          Appliance Park
                                          Louisville, KY 40225

W.H. Cary                                 General Electric Company                 Vice President - Financial Planning & Analysis
                                          3135 Easton Turnpike
                                          Fairfield, CT 06828

K.A. Cassidy                              General Electric Company                 Vice President and GE Treasurer
                                          201 High Ridge Road
                                          Stamford, CT 06905-3417

W.J. Conaty                               General Electric Company                 Senior Vice President - Human Resources
                                          3135 Easton Turnpike
                                          Fairfield, CT 06828

D.D. Dammerman                            General Electric Company                 Vice Chairman of the Board and
                                          3135 Easton Turnpike                     Executive Officer, General Electric
                                          Fairfield, CT 06828                      Company; Chairman, General Electric
                                                                                   Capital Services, Inc.


                                     III-3

S.C. Donnelly                              General Electric Company                Senior Vice President - Corporate Research
                                           One Research Circle                     and Development
                                           Niskayuna, NY 12309

M.D. Fraizer                               General Electric Company                Senior Vice President - GE Insurance
                                           6620 W. Broad Street
                                           Richmond, VA  23230

Y. Fujimori                                General Electric Company                Senior Vice President - GE Asia
                                           21 Mita 1-chome
                                           Meguro-ku 3d Floor Alto
                                           Tokyo, Japan  153-0062

A.H. Harper                                General Electric Company                Senior Vice President - GE Equipment Management
                                           260 Long Ridge Road
                                           Stamford, CT  06927

B.W. Heineman, Jr.                         General Electric Company                Senior Vice President - General Counsel and
                                           3135 Easton Turnpike                    Secretary
                                           Fairfield, CT 06828

J.M. Hogan                                 General Electric Company                Senior Vice President - GE Medical Systems
                                           P.O. Box 414
                                           Milwaukee, WI 53201

R.A. Jeffe                                 General Electric Company                Senior Vice President - Corporate Business
                                           3135 Easton Turnpike                    Development
                                           Fairfield, CT  06828

J. Krenicki                                General Electric Company                Senior Vice President - GE Plastics
                                           1 Plastics Avenue
                                           Pittsfield, MA 01201

M.A. Neal                                  General Electric Company                Senior Vice President - GE Commercial
                                           Finance 260 Long Ridge Road
                                           Stamford, CT  06927

D.R. Nissen                                General Electric Company                Senior Vice President - GE Consumer Finance
                                           201 High Ridge Road
                                           Stamford, CT  06905-3417

J.A. Parke                                 General Electric Company                Senior Vice President - General Electric
                                           260 Long Ridge Road                     Company, Vice Chairman,
                                           Stamford, CT  06927                     GE Capital Corporation

R.R. Pressman                              General Electric Company                Senior Vice President - Employers Reinsurance
                                           5200 Metcalf Avenue                     Corporation
                                           Overland Park, KS  66201


                                     III-4

G.M. Reiner                                General Electric Company                Senior Vice President - Chief Information Officer
                                           3135 Easton Turnpike
                                           Fairfield, CT 06828



J.G. Rice                                  General Electric Company                Senior Vice President - GE Power Systems
                                           4200 Wildwood Parkway
                                           Atlanta, GA  30339


G.L. Rogers                                General Electric Company                Vice Chairman of the Board and Executive Officer
                                           3135 Easton Turnpike
                                           Fairfield, CT 06828

                                           General Electric Company                Senior Vice President - Finance and
K.S. Sherin                                3135 Easton Turnpike                    Chief Financial Officer
                                           Fairfield, CT 06828


L.G. Trotter                               General Electric Company                Senior Vice President - GE Industrial Systems
                                           41 Woodford Avenue
                                           Plainville, CT  06062


R.F. Wacker                                General Electric Company                Vice President - Corporate Investor Relations
                                           3135 Easton Turnpike
                                           Fairfield, CT 06828


W.A. Woodburn                              General Electric Company                Senior Vice President - GE Specialty Materials
                                           187 Danbury Road
                                           Wilton, CT 06897


R.C. Wright                               National Broadcasting Company, Inc       Vice Chairman of the Board and Executive Officer,
                                          30 Rockefeller Plaza                     General Electric Company; Chairman and
                                          New York, NY  10112                      Chief Executive Officer, National
                                                                                   Broadcasting Company, Inc.

                             Citizenship
                             -----------

                            Ferdinando Beccalli           Italy
                            Yoshiaki Fujimori             Japan
                            All Others                    U.S.A.



                                     III-5